SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.


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                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Enhances the SCOPIA Conferencing Platform with High Definition Desktop Video, Conference Recording, and Enhanced Integration into IBM Lotus Software dated June 18, 2008.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Enhances the SCOPIA Conferencing Platform with High Definition Desktop Video, Conference Recording, and Enhanced Integration into IBM Lotus Software

Wednesday June 18, 8:00 am ET

RADVISION's SCOPIA Conferencing Platform, Winner of the 2008 Frost & Sullivan Award for Product Differentiation Innovation, Further Sets Itself Apart In Meeting the Evolving Needs of the Unified Communications Market

LAS VEGAS & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN -
News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced major advancements to its award winning SCOPIA Conferencing Platform. Available as a software upgrade to existing SCOPIA deployments, Version 5.6 delivers significant enhancements across the entire SCOPIA platform including the SCOPIA MCU, SCOPIA Desktop, and the iVIEW Management Suite. Enhancements include features for enhanced video quality including desktop HD video, ease of use and integration into the IBM Lotus unified communications platform.

High Definition (HD) Desktop Video

Version 5.6 introduces High Definition video conferencing to the desktop via the SCOPIA Desktop browser-based plug-in. Now desktop users can receive and view a full 16:9 widescreen HD 720p image right at their desktop significantly enhancing the user experience. SCOPIA Desktop users can now receive 720p images while sending 480p or CIF images preserving bandwidth and processing power. Receiving a very high quality HD image provides a striking improvement over the standard resolution video quality most other desktop systems offer.

Conference Recording and Content Management

As video is more widely used through unified communications product offerings, users have increased their requirements from not only interactive and streaming capabilities but to also be able to record, archive, and view their meetings, classes or training sessions. Version 5.6 enhances the existing streaming capabilities of the SCOPIA platform with the introduction of recording, playback and content management. This new capability includes recording of the audio, video and H.239 data collaboration. Recorded content can be easily organized and managed providing for simple user access and time-shifted playback and review on a standard PC. Access can be controlled by enterprise directory credentials for security of the content.

SCOPIA at the Core of Video Enabled Unified Communications Solutions

RADVISION's SCOPIA Version 5.6 continues its leading position at the core of video enabled unified communications with enhanced integration into IBM Lotus Sametime. The SCOPIA platform currently provides multiparty audio and video support for IBM Lotus Sametime, standards-based video conferencing connectivity for Microsoft Office Communicator 2007; and support for Cisco Unified Videoconferencing powered by SCOPIA technology. V5.6 enhances the SCOPIA solution to provide support for Domino directory and Notes scheduling; providing easier management and access through IBM Lotus Sametime.

Additional SCOPIA Version 5.6 Enhancements Include:

     o A system-wide video IVR allowing simple creation and selection of video conferences through a video conferencing room system including when conferences span multiple MCUs.

     o Data collaboration with annotation for SCOPIA Desktop including H.239 compatibility allowing annotations to be visible on H.239 equipped room systems.

In May of this year, RADVISION was presented with the prestigious 2008 North American Frost & Sullivan Award for Product Differentiation Innovation for the SCOPIA Conferencing Platform. This was in recognition of market leading support for standard and high definition video, integration of desktop conferencing and advanced network management. The enhancements in V5.6 further extend the capabilities of the SCOPIA platform to provide an innovative and differentiated solution.

"RADVISION continues to listen and respond to customer requirements with features that meet the evolving visual requirements of the unified communication market," said Krithi Rao Industry Analyst - Unified Communications for Frost & Sullivan. "Version 5.6's delivery of desktop HD, recording and further integration with unified communication platforms, delivers the differentiation and innovation we have come to expect from the SCOPIA unified communications platform."

"The enterprise market is changing rapidly with globalization of customers and suppliers, a more dispersed workforce and increased cost of travel. There has never been more of a need for simple cost effective conferencing and collaboration," said Boaz Raviv, CEO of RADVISION. "We are providing our customers with solutions that make video conferencing simple by integrating into the market leading unified communication applications and a better experience by providing high definition to the desktop users."

RADVISION will be exhibiting SCOPIA V5.6, including High Definition (HD) SCOPIA Desktop, conference recording, and unified communications integration with IBM and Microsoft solutions at the InfoComm Exhibition in Las Vegas, June 18 - 20, Las Vegas Convention Center, booth C3387.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney / Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                       (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: June 30, 2008